Filed Pursuant to Rule 424(b)(2)
                                                 Registration No. 333-59145


PRICING SUPPLEMENT NO. 2 DATED SEPTEMBER 7, 1999
(To Prospectus dated July 21, 1998 and
U.S. Prospectus Supplement dated July 29, 1998)


                            U.S.$1,000,000,000

                          McDONALD'S CORPORATION

                        Medium-Term Notes, Series F
                             (Fixed Rate Notes)
               Due from 1 Year to 60 Years from Date of Issue

The following description of the terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:
     U.S.$104,672,800

Issue Price:
     100% of the principal amount of the Notes

Original Issue Date:
     September 10, 1999

Stated Maturity:
     July 15, 2018

Interest Rate:
     7.14% per annum

Interest Payment Dates:
     The first Interest Payment Date will be December 15, 1999, and thereafter Interest Payment Dates will be January 15 and July 15 of each year, commencing January 15, 2000.
     (Applicable only if other than February 15 and August 15 of each year)

Regular Record Dates:
     The first Record Date will be December 1, 1999, and thereafter Record Dates will be January 1 and July 1 of each year.
    	(Applicable only if other than February 1 and August 1 of each year)

Form:
     /X/   Book-Entry       / /   Certificated

Specified Currency:
     U.S. dollars
     (If other than U.S. dollars, see attachment hereto)

Option to Receive Payments in Specified Currency:
     / /   Yes       / /   No
     (Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form)

Authorized Denominations:
     (Applicable only if other than U.S.$1,000 and increments of U.S.$1,000 or if Specified Currency is other than U.S. dollars)

Method of Payment of Principal:
     (Applicable only if other than immediately available funds)

Optional Redemption:
     / /   The Notes cannot be redeemed prior to Stated Maturity.

     /X/   The Notes can be redeemed prior to Stated Maturity.

Optional Redemption Dates:
          The Notes will be redeemable in whole or in part, as set forth below, at the option of McDonald's Corporation (the "Company") at any time.

     Redemption Prices:

     / /   The Redemption Price shall initially be              % of the
principal amount of the Note to be redeemed and shall decline at each
anniversary of the initial Optional Redemption Date by             % of the
principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that in the case of an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

     /X/   Other:

     The Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company, in each case at a redemption price equal to the greater of (i) that percentage (the "Applicable Percentage") of their Remaining Principal Amount to be redeemed and (ii) the sum of the present values of the Applicable Percentage of each of the Remaining Scheduled Payments, discounted from the date each such Remaining Scheduled Payment is due to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in the case of each of clause (i) and (ii) accrued interest to the date of redemption.

     In addition, all or any portion of the amount of principal of the Notes to be paid on any one or more Amortizing Payment Dates, being in the aggregate less than all of the Remaining Principal Amount, may be redeemed, at the option of the Company, at any time before the earliest of such Amortizing Payment Dates, at a price for each such Amortizing Payment Date equal to the greater of (i) the amount of principal to be redeemed with respect to such Amortizing Payment Date and (ii) the sum of the present values of (a) the amount of principal to be redeemed, and (b) each payment of interest that would accrue and be payable on the amount of principal to be redeemed from and after the date of redemption, discounted from the date each such payment would be due had such amount of principal not been redeemed to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus in the case of each of clause (i) and (ii) accrued interest to the date of redemption. The applicable Treasury Rate will be determined as set forth below on the basis of the Comparable Treasury Issue, which will be selected based on the Remaining Average Life of the Notes at the date of redemption or the time remaining to the Amortizing Payment Date at the date of redemption, as set forth below.

     "Amortizing Payment Date" means each date set forth below in the Amortization Schedule as a date on which an amortizing payment of principal is scheduled to be made.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the Remaining Average Life of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Average Life of the Notes (the "Remaining Average Life Treasury Security"); provided, however, that in the event of redemption of the amount of principal of the Notes to be paid on an Amortizing Payment Date, being less than all of the Remaining Principal Amount of the Notes, if the United States Treasury security selected as aforesaid by an Independent Investment Banker as having a maturity comparable to the period ending on such Amortizing Payment Date (the "Amortizing Payment Date Treasury Security") shall be determined by the Independent Investment Banker to have a lower yield, determined as set forth under "Treasury Rate" below, than the Remaining Average Life Treasury Security, then the Comparable Treasury Issue for purposes of fixing the Treasury Rate shall be the Amortizing Payment Date Treasury Security.

     "Comparable Treasury Price" means (A) the average of four Reference Treasury Dealer Quotations for a redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (B) if the Indenture Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker"  means Morgan Stanley & Co.
Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Indenture Trustee after consultation with the Company.

     "Reference Treasury Dealer" means Morgan Stanley & Co. Incorporated and its successors and three primary U.S. government securities dealers in New York City (each a "Primary Treasury Dealer") selected by the Indenture Trustee after consultation with the Company; provided, however, that if Morgan Stanley & Co. Incorporated shall cease to be a Primary Treasury Dealer, the Indenture Trustee shall substitute therefor another Primary Treasury Dealer after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Indenture Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Indenture Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Remaining Average Life" means, with respect to any Remaining Principal Amount, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the date of redemption of the Notes and the scheduled due date of such Remaining Scheduled Payment by (ii) such Remaining Principal Amount.

     "Remaining Principal Amount" means, with respect to any redemption prior to maturity, the outstanding principal of the Notes that remains unpaid at the time of such redemption.

     "Remaining Scheduled Payments" means, with respect to the Remaining Principal Amount, all payments of such Remaining Principal Amount and interest accruable thereon that would be due after the date of redemption to and including the Stated Maturity of the Notes if no payment of such Remaining Principal Amount were made prior to its scheduled due date.

     "Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities" for the maturity most closely corresponding to the maturity of the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated by the Company on the third Business Day preceding the redemption date. "Business Day" means any day other than a Saturday, a Sunday, a legal holiday or a day on which banking institutions in the cities of New York or Chicago are authorized or obligated by law, executive order or governmental decree to be closed.

     Notice of any redemption by the Company will be mailed to each holder of Notes to be redeemed at least 30 days but not more than 60 days prior to the date fixed for redemption.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Sinking Fund:
     /X/   The Notes are not subject to a Sinking Fund.

     / /   The Notes are subject to a Sinking Fund.

     Sinking Fund Dates:

     Sinking Fund Amounts:

Amortizing Note:
     /X/   Yes          / /   No

     Amortization Schedule:
          Scheduled                          Scheduled
        Payment Date       Principal       Payment Date       Principal

         12/15/1999       $7,000,000        07/15/2009       $3,979,675
         01/15/2000       $7,290,000        01/15/2010       $3,997,323
         07/15/2000       $4,500,000        07/15/2010       $4,000,393
         01/15/2001               $0        01/15/2011       $4,030,656
         07/15/2001               $0        07/15/2011       $4,033,949
         01/15/2002               $0        01/15/2012       $4,077,267
         07/15/2002               $0        07/15/2012       $4,080,800
         01/15/2003               $0        01/15/2013       $4,137,702
         07/15/2003               $0        07/15/2013       $4,141,491
         01/15/2004               $0        01/15/2014       $3,612,534
         07/15/2004               $0        07/15/2014       $3,595,178
         01/15/2005               $0        01/15/2015       $3,369,494
         07/15/2005       $1,750,000        07/15/2015       $3,368,728
         01/15/2006       $2,267,200        01/15/2016       $1,417,385
         07/15/2006       $2,716,312        07/15/2016       $2,673,722
         01/15/2007       $3,835,849        01/15/2017         $500,000
         07/15/2007       $3,833,457        07/15/2017       $2,450,000
         01/15/2008       $3,922,047        01/15/2018         $500,000
         07/15/2008       $3,923,052        07/15/2018       $1,691,773
         01/15/2009       $3,976,813

Optional Repayment:
     / /   Yes          /X/   No

     Optional Repayment Dates:

     Optional Repayment Prices:

Original Issue Discount Note:
     / /   Yes          /X/   No

     Total Amount of OID:

     Yield to Stated Maturity:

     Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agent's discount or commission:
     .650% of the principal amount of the Notes

Net proceeds to Company (if sale to Agent as principal):
     99.350% of the principal amount of the Notes

Use of Proceeds:
     The Company intends to use the net proceeds from the sale of the Notes to refinance portions of The McDonald's Matching and Deferred Stock Ownership Trust (the "ESOP Trust") 7.67% Guaranteed ESOP Notes, Series A, due September 15, 2004, the ESOP Trust 7.30% Guaranteed ESOP Notes, Series B, due June 1, 2006 and the ESOP Trust loan pursuant to a Loan and Guarantee Agreement dated November 29, 1994 by and among the ESOP Trust, the Company and Wachovia Bank of North Carolina, N.A.

Agent's Capacity:
     / /   Agent          /X/   Principal

Agent:
     MORGAN STANLEY DEAN WITTER

CUSIP:
     580 13M DH4

Plan of Distribution:
     The Notes will be sold to Morgan Stanley Dean Witter at 99.350% of the principal amount of the Notes, for resale to one or more investors at the Issue Price set forth above.

     In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Agent may over-allot in connection with this offering, creating short positions in the Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Agent may bid for, and purchase, Notes in the open market. Finally, the Agent may reclaim selling concessions allowed to a dealer for distributing Notes in this offering, if the Agent repurchases previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Agent is not required to engage in these activities, and may end any of these activities at any time.

United States Tax Considerations:
     The following is a summary of certain U.S. federal income tax considerations that may be relevant to a holder of a Note that is a U.S. holder (as defined in the Prospectus Supplement), and that purchases the Note at its original issuance. This summary supplements, and should be read together with, the section entitled "United States Tax Considerations" in the Prospectus Supplement.

     In the event that the Company redeems an amount of principal of the Notes (scheduled to be paid on one or more future Amortizing Payment Dates) that is less than all of the Remaining Principal Amount, a U.S. holder will be treated as receiving a payment in redemption of a portion of the Note. The U.S. holder will be treated as realizing gain to the extent of the excess (if any) of the redemption amount received (less any accrued interest, which will be taxable as such), over the U.S. holder's tax basis in the portion of the Note that is treated as redeemed. A U.S. holder that purchased its Note at original issuance at the Note's par value should calculate its basis allocable to the redeemed portion of the Note as the amount of principal, scheduled to be paid on the relevant future Amortizing Payment Date(s), that the Company is redeeming.